UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

VALCENT PRODUCTS INC.
(Name of Issuer)

Common Stock
(Title of Class Securities)

918881103
(CUSIP NUMBER)

May 11, 2009
(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

 ☐ Rule 13d-1(b)

 ☑ Rule 13d-1(c)

 ☐ Rule 13d-1(d)

*   The remainder of this cover page shall be filled out for reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP NO. 918881103

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities Only).
                            Inspek Crushing Ltd.

2.	Check the appropriate Box if a Member of a Group (See Instructions)

(a)	☐

(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization: Canada

Number of	5.	Sole Voting Power	53,081,676. See description in Item 4 below.
Shares
Beneficially by	6.	Shared Voting Power	0
Owned by Each
Reporting	7.	Sole Dispositive Power	53,081,676. See description in Item 4 below.
Person With:
	8.	Shared Dispositive Power	0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 53,081,676. (see further description in Item 4 below)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount in Row (9)……9.0%.

12	Type of Reporting Person (See Instructions) CO

Item 1
	(a) Name of Issuer:	Valcent Products, Inc.
	Address of Issuer's Principal Executive Offices:	789 West Pender St., Suite 1010
Vancouver, B.C. Canada V6C IH2
Item 2
	(a) Name of Person Filing:	Inspek Crushing Ltd.

	(b) Address of Principal Business Office or, if none, residence :	Bay 5B, 700 Signal Road,
Fort McMurray, Alberta, Canada T9H 4V8

	(c) Citizenship:	Canada

	(d) Title of Class of Securities:	Common Stock

	(e) CUSIP Number:	918881103

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e)	☐ An investment adviser in accordance with §240.13d- 1(b)(1)(ii)(E);

(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐ A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐ Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4. Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned:
53,081,676 shares of common stock beneficially owned by Inspek Crushing Ltd. were acquired in May 2009 upon the settlement of certain debt owed to Inspek Crushing Ltd. by Valcent Products Inc.  These shares are subject to a lock-up agreement which prohibits their disposition until January 1, 2010 and thereafter permits Inspek Crushing Ltd. to dispose of up to 13,270,419 shares in each calendar quarter of 2010.  After December 31, 2010 there are no contractual restrictions on Inspek Crushing Ltd..’s ability to dispose of the shares.

(b) Percent of class:	9.0%

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote	53,081,676

(ii) Shared power to vote or to direct the vote	0

(iii) Sole power to dispose or to direct the disposition of	53,081,676

(iv) Shared power to dispose or to direct the disposition of	0

       Item 5. Ownership of Five Percent or Less of a Class. Not Applicable

Item 6. Ownership of More than Five Percent on Behalf of Another Person. Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding
            Company or Control Person. Not Applicable

Item 8. Identification and Classification of Members of the Group. Not Applicable

Item 9. Notice of Dissolution of Group. Not Applicable

Item 10. Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true,complete and correct.

Date:	May 21, 2009

By:	/s/ Michael Geleta
Inspek Crushing Ltd.
Title: President

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).